                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*



                                 Unitrin, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  913275 10 3
        _______________________________________________________________
                                (CUSIP Number)

                              Henry E. Singleton
                         335 N. Maple Drive, Suite 177
                   Beverly Hills, CA 90210    (310) 278-1177
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 29, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                               Page 1 of 4 Pages
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-----------------------                                  ---------------------
 CUSIP NO. 913275 10 3                13D                  PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Henry E. Singleton
      SS# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,242,260

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,242,260

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,242,260

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 913275 10 3                                          Page 3 of 4 Pages


                        Amendment No. 6 to Schedule 13 D

     This information reported previously in Henry E. Singleton's Schedule 13D, dated April 19, 1990 and in Amendment No. 1 thereto, dated August 18, 1994, Amendment No. 2 thereto, dated August 24, 1994, Amendment No. 3 thereto, dated January 27, 1995, Amendment No. 4 thereto, dated March 14, 1995, and Amendment No. 5 thereto, dated December 5, 1995, is supplemented with the following information. Such Schedule 13D, as so amended, is hereafter referred to as the "1990 13D." This first electronically filed Amendment restates the 1990 13D as of May 29, 1998, in accordance with Rule 13d-2(c).

Item 1.    Security and Issuer

     Common Stock, par value of $0.10, of Unitrin, Inc., One East Wacker Drive, Chicago, Illinois, 60601 (the "Issuer").

Item 2.    Identity and Background

     (a)   Henry E. Singleton
     (b)   335 N. Maple Drive, Suite 177
           Beverly Hills, CA 90210
     (c)   Rancher and Investor
           335 N. Maple Drive, Suite 177
           Beverly Hills, CA 90210
     (d)   No reportable proceedings.
     (e)   No reportable proceedings.
     (f)   United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration

     The Form 10 of Issuer filed with the Securities and Exchange Commission registering Issuer's common stock pursuant to Section 12(g) of the Securities and Exchange Act of 1934, became effective on April 17, 1990. On April 20, 1990, Teledyne, Inc., the Issuer's former parent company ("Teledyne"), completed the spin-off of Issuer by distributing to Teledyne shareholders all of the outstanding common stock of Issuer on the basis of one share of Issuer for each share of Teledyne. With the exception of 320 shares received by inheritance in 1994, I received all the shares reported herein pursuant to that distribution.

Item 4.    Purpose of Transaction

     I received my pro rata portion of the Issuer's shares as a distribution on my Teledyne shares, which I acquired in 1960. (See Item 3 above.) Although I personally have no plans or proposals reportable pursuant to Item 4(a) through
(j), it should be noted that I am a member of the Issuer's Board of Directors, and in that capacity, could have occasion to consider such plans or proposals.

CUSIP No. 913275 10 3                                          Page 4 of 4 Pages



Item 5.    Interest in Securities of the Issuer

     I own 7,242,260 shares of the Issuer's common stock, representing 17.5% of the total shares outstanding. I have sole voting and dispositive power with respect to my shares. My percentage interest in the Issuer's outstanding shares of common stock has decreased by more than one percent since Amendment No. 5 to my 1990 13D due to shares of the Issuer's common stock that are issuable in connection with the Issuer's acquisition of The Reliable Life Insurance Company effective May 29, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect Securities of the Issuer.

     See response to Item 4.

Item 7.    Material to be Filed as Exhibits.

     No exhibits are filed with this amendment and no exhibits were filed with the 1990 13D.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 1998                      /s/ Henry E. Singleton
                                        ----------------------------------------
                                            Henry E. Singleton